TOCQUEVILLE SECURITIES, L.P.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2024 AND 2023

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SEC FILE NUMBER
8-42223

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Tocqueville Securities, L.P.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

40 West 57th Street 19th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Yuen Na Chun	(917) 601-7066	ychun@tocqueville.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company LLP
(Name – if individual, state last, first, and middle name)

1133 Westchester Avenue	White Plains	NY	10604
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Schlesinger _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Tocqueville Securities L.P. _____, as of 12/31 _____, 2 024 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CLARE NOLAN
Notary Public - State of New York
No. 01NO6131460
Qualified in Richmond County
My Commission Expires August 1, 20 25

Clare Nolan
Notary Public

Signature: _____

Title: COO

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TOCQUEVILLE SECURITIES, L.P.

DECEMBER 31, 2024 AND 2023

CONTENTS



Citrin Cooperman & Company, LLP
Certified Public Accountants

1133 Westchester Avenue, Suite N-328
White Plains, NY 10604
T 914.949.2990 **F** 914.949.2910
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Tocqueville Securities, L.P.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Tocqueville Securities, L.P. as of December 31, 2024 and 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Tocqueville Securities, L.P. as of December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Tocqueville Securities, L.P.'s management. Our responsibility is to express an opinion on Tocqueville Securities, L.P.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Tocqueville Securities, L.P. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Tocqueville Securities, L.P.'s auditor since 2010.
White Plains, New York
February 28, 2025

TOCQUEVILLE SECURITIES, L.P.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2024 AND 2023

ASSETS

	2024	2023
Cash and cash equivalents	$ 1,307,185	$ 1,595,596
Commissions receivable	80,217	73,343
Distribution fees receivable	106,848	93,996
Due from clearing broker	461	3,028
Due from limited partner	-	83,943
Prepaid expenses	48,136	45,615
Clearing deposit	100,000	100,000
Total Assets	$ 1,642,847	$ 1,995,521

LIABILITIES AND PARTNERS' CAPITAL

	2024	2023
LIABILITIES		
Accounts payable and accrued expenses	$ 109,892	$ 114,937
Accrued distribution fees	85,734	71,173
Due to limited partner	222,658	-
Total Liabilities	418,284	186,110
Commitments and contingencies (Note 4)		
PARTNERS' CAPITAL		
General partner	12,246	18,094
Limited partner	1,212,317	1,791,317
Total Partners' Capital	1,224,563	1,809,411
Total Liabilities and Partners' Capital	$ 1,642,847	$ 1,995,521

See accompanying notes to financial statements.

1. **ORGANIZATION**

Tocqueville Securities, L.P. (the "Partnership") was formed as a limited partnership under the laws of the State of Delaware on January 4, 1990. The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The general partner is Tocqueville Management Corp. ("TMC"), which owns a 1% interest in the Partnership, and the limited partner is Tocqueville Asset Management L.P. ("TAMLP"), which owns a 99% interest in the Partnership. As a limited partnership, the limited partner is not responsible for the debts of the Partnership unless the limited partner has specifically guaranteed the debts of the Partnership. Profits and losses are allocated 1% to TMC and 99% to TAMLP. Distributions are made to the partners in the same manner in which profits and losses are allocated.

The principal business of the Partnership is to act as a broker and dealer in securities and to engage in other businesses as the general partner may determine. The Partnership, as an agent for the fund of the Tocqueville Trust (the "Trust"), sells the shares of the fund in the Trust. The Trust is a Massachusetts business trust organized in 1986 consisting of one separate investment company fund comprised of The Tocqueville Fund ("Fund").

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Accounting

The Partnership's statements of financial condition were prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of statements of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Brokerage Commissions

The Partnership buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Partnership charges a commission. The commissions receivable balance at December 31, 2022 was $221,389. The commissions receivable balances as of December 31, 2024 and 2023, were $80,217 and $73,343, respectively.

Distribution Fees

The Partnership has entered into contracts with the Funds whereby the Partnership is paid monthly fees ("12b-1 fees") for providing certain services to customers and distributing shares of the Funds. The 12b-1 fees are generally equal to a fixed percentage of the average daily net assets of the funds for which the Partnership is a distributor and are recognized as revenue at a point in time monthly. Payments are generally collected when due. The passage of time reflects the satisfaction of the Partnership's performance obligations to the Fund. The distribution fees receivable balance at December 31, 2022, was $93,327. The distribution fee receivable balances as of December 31, 2024 and 2023, were $106,848 and $93,996, respectively.

Principal Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled

Cash and Cash Equivalents

At December 31, 2024 and 2023, cash and cash equivalents include demand deposits and a Dreyfus Government Money Market Fund. The Partnership considers temporary cash investments with an original maturity of three months or less to be cash equivalents.

Credit Risk

The Partnership maintains its cash with various financial institutions in amounts that at times may exceed the federal insurance limit. The Partnership monitors the credit quality of the financial institutions and did not believe there is any significant credit risk with respect to cash.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Credit Risk (continued)

Concentrations of credit risk with respect to commissions and fees receivable are with affiliated and unrelated companies. The Partnership reviews their backgrounds and credit history before entering into agreements with them. Allowances for possible losses, if any, are provided based on factors surrounding the credit risk of the receivables, historical trends, and other information. Management does not believe an allowance for possible losses was necessary as of December 31, 2024 and 2023.

Income Taxes

As a partnership for federal and state tax purposes, the Partnership's taxable income or loss is allocated to its partners in accordance with their respective percentage ownership. Therefore, no provision or liability for federal or state income taxes has been included in the accompanying financial statements. The Partnership remains subject to the New York City unincorporated business tax.

The Partnership recognizes and measures its unrecognized tax benefits in accordance with FASB Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Partnership assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Partnership is subject to tax examinations by taxing authorities.

.

Current Expected Credit Losses

The Partnership accounts for estimated credit losses on financial assets in accordance with FASB ASC 326, *Financial Instruments – Credit Losses*. Current Expected Credit Losses ("CECL") requires earlier recognition of credit losses, while also providing additional transparency about credit risk. The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, cash and cash equivalents, and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Current Expected Credit Losses (continued)

For financial assets measured at amortized cost (e.g., cash and cash equivalents, commission receivables, and due from clearing broker), the Partnership has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Subsequent Events

The Partnership has performed an evaluation of events that have occurred subsequent to December 31, 2024, and through February 28, 2025, the date of the filing of this report.

There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2024.

3. **NET CAPITAL REQUIREMENTS**

The Partnership is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2024, the Partnership had regulatory net capital of $1,049,268, which was $1,021,382 in excess of its required net capital of $27,886. At December 31, 2024, the Partnership's ratio of aggregate indebtedness to net capital was approximately 0.40 to 1. The Partnership operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5, and did not maintain possession or control of any customer funds or securities as of December 31, 2024.

4. **INDEMNIFICATION**

The Partnership functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities and provides financing to customers. Through indemnification provisions in agreements with the Partnership's clearing broker, customer activities may expose the Partnership to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in a customer's margin accounts are not sufficient to fully cover that customer's obligations. The Partnership seeks to control the risks associated with customer activities through customer screening and selection procedures, as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

5. **DISTRIBUTION FEES**

The Partnership is the distributor of the Funds' shares. The Partnership has entered into distribution agreements with the Funds pursuant to which the Partnership receives a monthly fee at an annual rate not to exceed 0.25 percent of average daily net assets of the Funds. The distribution fees receivable at December 31, 2022, was $93,327. As of December 31, 2024 and 2023, the Partnership had a distribution fees receivable of $106,848 and $93,996, respectively. An accrual has been established for fees that are due to unrelated brokers in the amount of $85,734 and $71,173 at December 31, 2024 and 2023, respectively.

6. **TAX DEFERRED SAVINGS PLAN**

TMC maintains a tax deferred savings plan (the "Plan").

7. RELATED PARTY TRANSACTIONS

Expense Sharing Arrangement

The Partnership is party to an expense sharing arrangement with its general partner, TMC, and TAMLP (the "ESA"). The ESA provides for the allocation of certain expenses (salaries, payroll taxes, rent, management services and general administrative expenses) between the Partnership and TAMLP based on each entity's estimated contribution to gross income. The Partnership reimburses TAMLP for its portion of the expenses paid. The Partnership reimburses TAMLP for its portion of the expenses paid. At December 31, 2023, the Partnership owed $1,171,060 to TMC, and was owed $1,255,543 by TAMLP, respectively, related to the payment of services. At December 31, 2024, the Partnership owed $1,358,810 to TMC, and was owed $1,136,152 by TAMLP, respectively, related to the payment of services.

8. SEGMENT REPORTING

The Partnership is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency transactions and principal transactions. The Partnership has identified its Chief Operating Officer as the chief operating decision maker ("CODM"), who uses net loss to evaluate the results of the business, predominantly in the forecasting process, to manage the Partnership. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Partnership's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Partnership as a whole.

The Partnership's segment assets for December 31, 2024 and 2023, were $1,642,847 and $1,995,521, respectively.